Certificate of Author

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1. I am president of GeoSim Services Inc.
2. This certificate applies to the report entitled "Mineral Resource Update, Gualcamayo Project, San Juan Province, Argentina" dated Sept 12, 2006.
3. I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. My relevant experience is as follows:
   - 1975-1993 Geologist employed by several mining/exploration companies including Cominco Ltd., Bethlehem Copper Corporation, E & B Explorations Ltd, Mascot Gold Mines Ltd., and Homestake Canada Inc.
   - 1993-1999 Self employed geological consultant specializing in resource estimation and GIS work
   - 1999 – Present: President, GeoSim Services Inc.
4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada. I am a "qualified person" for the purposes of NI 43-101 due to my experience and current affiliation with a professional organization as defined in NI 43-101.
5. I have visited the property most recently from August 9 - 15, 2006.
6. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43 101.
7. I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement involves the following technical reports prepared for Viceroy Exploration Ltd.
   - Dec. 2004: Update on Resources, Gualcamayo Gold Project, San Juan, Argentina by GeoSim Services Inc.
   - Jan 2005: Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project, AMEC Americas Ltd.
8. I have read National Instrument 43 101 and Form 43 101F1, and the Technical Report has been prepared in compliance with that instrument and form.
9. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading
10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED this 12 day of September, 2006


PROFESSIONAL
PROVINCE OF
R. G. SIMPSON
BRITISH COLUMBIA
GEOSCIENTIST

Ronald G. Simpson, P.Geo